SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2014

Commission File Number 0-28800
_____

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2014, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated September 2, 2014, entitled "REPORT TO SHAREHOLDERS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2014."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 2, 2014   By: /s/ Themba Gwebu
                                                    Name: Themba Gwebu
                                                    Title: Company Secretary

Exhibit 99.1

REPORT TO SHAREHOLDERS

FOR THE FOURTH QUARTER AND
YEAR ENDED 30 JUNE 2014



GROUP RESULTS: KEY FEATURES

Q4 2014 v Q3 2014

- Gold production up **13%** to 34 143oz
- Cash operating costs down **5%** to US$1 120 per oz

FY2014 v FY2013

- Gold production down **9%** to 132 909oz
- Cash operating costs up **2%** to US$1 118 per oz

REVIEW OF OPERATIONS

Group		Quarter Jun 2014	Quarter Mar 2014	% change	Quarter Jun 2013 *Restated	12 months to 30 Jun 2014	12 months to 30 Jun 2013 *Restated	% change
Gold production	oz	34 143	30 126	13	35 559	132 909	146 381	(9)
	kg	1 062	937	13	1 106	4 134	4 553	(9)
Gold sold	oz	32 857	30 126	9	32 826	134 420	145 738	(8)
	kg	1 022	937	9	1 021	4 181	4 533	(8)
Cash operating costs	US$ per oz	1 120	1 185	(5)	1 105	1 118	1 094	2
	ZAR per kg	379 039	413 562	(8)	336 809	372 671	310 763	20
All-in sustaining costs	US$ per oz	999	1 327	(25)	1 176	1 205	1 284	(6)
	ZAR per kg	339 315	463 823	(27)	365 665	401 691	365 569	10
Average gold price received	US$ per oz	1 293	1 298	–	1 373	1 298	1 613	(20)
	ZAR per kg	437 770	456 161	(4)	429 115	432 775	458 084	(6)
Operating profit	ZAR million	52.6	51.3	3	96.2	260.0	679.3	(62)
Cash operating margin	%	13.42	9.34	44	21.51	13.89	32.16	(57)
All-in sustaining costs margin	%	22.49	(1.68)	1 439	14.79	7.18	20.20	(64)
EBITDA#	ZAR million	114.1	16.0	613	102.1	204.0	516.3	(60)
Headline earnings/(loss)	ZAR million	37.4	(24.7)	251	27.7	0.7	249.4	(100)
	ZAR cents per share	10	(7)	243	7	–	66	(100)

*Refer to note 2 Restatements   # EBITDA refers to earnings before interest, taxation, depreciation, amortisation and impairments of subsidiaries and includes attributable share of earnings before interest, taxation, depreciation, amortisation and impairments of equity accounted investments

SHAREHOLDERS INFORMATION

Issued capital
385 383 767 ordinary no par value shares
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 621 795

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
Interest rate issuer: DRDI
ISIN: ZAE 000058723
Issuer code:DUSM
NYSE trading symbol: DRD
("DRDGOLD" or "the company")

MARKET CAPITALISATION		
As at 30 Jun 2014	(ZARm)	1 175.4
As at 31 Mar 2014	(ZARm)	1 526.1
As at 30 Jun 2014	(US$m)	114.5
As at 31 Mar 2014	(US$m)	143.7

STOCK TRADED	JSE	NYSE*
Average volume for the quarter per day ('000)	660	1 312
% of issued stock traded (annualised)	45	89
Price • High	R 4.04	$0.383
• Low	R 2.45	$0.239
• Close	R 3.05	$0.297

* *This data represents per share data and not ADS data – one ADS reflects 10 ordinary shares*

DEAR **SHAREHOLDER**

While the company's results for FY2014 reflect the negative impact of previously reported problems experienced during the year relating to the integration of Ergo's new High Grade Section and existing Low Grade Section, it is very pleasing to report that, in the final quarter of the year, a significant increase in production and revenue, quarter on quarter, was recorded.

These improvements flowed both from improved volume throughput and a significant improvement in metallurgical efficiencies. The response of the Low Grade Section was immediate following the suspension of the High Grade Section; carbon efficiencies and dissolved losses returned to former steady state levels and, in the month of June, gold production was the highest achieved for the 12-month period, at 388kg.

We previously reported a small number of planned engineering upgrades to the High Grade Section, mainly to mitigate the effect of potential power interruptions and to better manage the water balance in the event of a higher than normal influx of rainwater. These are all on schedule and ready for test work to begin. We also reconfigured the plant to allow one third of total throughput to be separately leached, loaded and eluted. This will be the base case against which the impact of the Flotation and Fine-grind ("FFG") section will be tested.

Initially, we planned to begin test work in September so as not to incur the cost of power utility Eskom's winter tariff; however, the June quarter's improved production and cashflow meant we were able to start in the middle of August.

Q4 FY2014 V Q3 FY2014

OPERATING REVIEW

Gold produced was 13% higher quarter on quarter at 34 143oz, reflecting improvements both in throughput and average yield. A 5% increase in throughput to 6 131 000t resulted from fewer power- and weather-related stoppages than were experienced in the previous quarter. These factors, together with improvements in loaded carbon efficiencies, also contributed to improved plant operating conditions, leading to a 7% rise in the average yield to 0.173g/t. Gold sold was 9% higher at 32 857oz, a consequence of higher gold production. Cash operating costs were 8% lower at R379 039/kg, due also to the increase in gold production. All-in sustaining cash costs were 27% lower at R339 315/kg. Capital expenditure was 30% lower at R20.2 million, reflecting completion of the FFG capital project.

FINANCIAL REVIEW

Higher production and sales offset the impact of a 4% decline in the average Rand gold price received to R437 770/kg and, as a result, revenue increased by 5% quarter on quarter to R447.4 million. After accounting for a 5% rise in net operating costs to R394.8 million, due mainly to the processing of sand material through the City Deep plant and the effect of power utility Eskom's tariff increase and winter tariff effective for the month of June, operating profit was 3% higher at R52.6 million. The cash operating margin increased by 44% to 13% and the all-in sustaining costs margin improved to 22% from -2% in the previous quarter. Earnings before interest, taxes, depreciation and amortisation ("EBITDA") improved substantially to R114.1 million from R16.0 million, and headline earnings per share of 10 South African ("SA") cents were recorded compared with a headline loss of 7 SA cents per share.

FY2014 V FY2013

OPERATING REVIEW

While throughput year on year increased by 3% to 23 908 000t, this did not offset the impact of a 12% decline in the average yield to 0.173g/t. Consequently, gold production was 9% lower at 132 909oz. Gold sold was 8% lower at 134 420oz due to lower gold produced. Cash operating costs were 20% higher at R372 671/kg due also to lower gold production and all-in sustaining costs were 10% higher at R401 691/kg. Capital expenditure was 56% lower, reflecting the completion of the FFG circuit.

FINANCIAL REVIEW

Lower gold production and sales, together with a 6% decline in the average Rand gold price received to R432 775/kg, resulted in a 13% drop in revenue to R1 809.4 million for the year. After accounting for net operating costs – 11% higher at R1 549.4 million – operating profit was 62% lower at R260.0 million. The cash operating margin was 57% lower at 14% and the all-in sustaining costs margin 64% lower at 7%. EBITDA was down 60% at R204.0 million with a headline earnings of R0.7 million.

RESERVES AND RESOURCES

DRDGOLD's total attributable mineral reserves were 12% lower in 2014 at 1.5Moz while total attributable mineral resources were down less than 1% at 37.04Moz.

The FY2014 reserve and resource information was prepared in compliance with the South African Code for Reporting Exploration Results, Mineral resource and Mineral reserves ("SAMREC") by DRDGOLD's designated competent person, Mr V Labuschagne, who is an employee of DRDGOLD.

CORPORATE ACTIVITY

After year-end, DRDGOLD shareholders were informed that the company had entered into a R220 million agreement to dispose of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited ("ERPM"), and certain other assets and liabilities in the related mining areas with a carrying value of (R11.6 million), to ERPM South Africa Holdings Proprietary Limited, a company nominated by Walcot Capital.

With a view to right-sizing the corporate footprint, and also with a view to reducing costs, we have been engaged in recent months in an exercise to restructure the executive and senior management. The corporate complement has now been reduced by 26%, and we expect to realise a saving of some R12.0 million a year. The corporate office will also be relocated to the former Crown general offices following the expiry of our current lease.

The management and staff of DRDGOLD did not earn any performance bonuses at financial year-end.

BOARD CHANGES
Also after year-end, the company announced the termination of employment by mutual agreement of Chief Financial Officer ("CFO") Francois van der Westhuizen and his resignation as an executive director. Former Mintails Limited CFO Anthon Meyer has been appointed in an acting capacity as CFO and executive director.

SUSTAINABLE DEVELOPMENT
In FY2014, 531 number of Grade 12 scholars from three schools enrolled at the Ergo Business Development Academy ("EBDA") for additional maths and science classes. In 2013 the average pass rate for these subjects at their schools increased to between 58% and 85% and we hope to see these trends continue. Due to the success of the programme, EBDA is this year also offering additional accountancy classes.

During FY2014, 191 new community learners were enrolled at EBDA for these three-year National Certificate courses: electrical, plating, welding, fitting, rigging, millwright, boilermaker and diesel mechanic. This brings the total number of community learners enrolled at EBDA to 292. During this year 63 community learners completed their courses successfully.

All employees have participated in a Best Life workshop to understand the benefits of ICAS, an employee wellness and counselling service. During FY2014 we piloted a financial literacy training initiative focusing on long term planning for financial stability. Attended by 79 Ergo and EBDA employees, the course was well-received and successful. We will roll out this training to all employees during the next three years.

Our target is to reduce dust fall out incidents exceeding residential limits (<600mg/d) from our existing sites by 10% a year. Our exceedances for the year ended 30 June 2014 reduced by 57% from 4.1% to 1.8%.

As part of our strategy to reduce reliance on potable water and to ensure a sustainable supply of water for the future, Ergo has entered into an agreement with the local municipality to invest R22 million into the construction of infrastructure to supply treated sewage water to its main reclamation sites. We also have an agreement with the TCTA to supply up to 8Ml of treated AMD for our operations.

In the past year, we released 215.ha of cleared land for development.

DIVIDEND
The DRDGOLD board has declared a final dividend of 2 South African (SA) cents per ordinary share for the year ended 30 June 2014 as follows:

- the dividend has been declared out of income reserves;
- the local Dividends Tax rate is 15% (fifteen per centum);
- there are no Secondary Tax on Companies credits to be utilised;
- the gross local dividend amount is 2 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- The net local dividend amount is 1.7 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
- DRDGOLD currently has 385 383 767 ordinary shares in issue (which includes 6 155 559 treasury shares); and
- DRDGOLD's income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

Last date to trade ordinary shares cum dividend	Friday, 7 November 2014
Ordinary shares trade ex dividend	Monday, 10 November 2014
Record date	Friday, 14 November 2014
Payment date	Monday, 17 November 2014

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to the shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Monday, 10 November 2014 and Friday 14 November 2014, both days inclusive, no transfers between SA and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom registers will be Monday, 17 November 2014.

To holders of American Depositary Shares

Each American Depositary Share ("ADS") represents 10 ordinary shares:

ADSs trade ex dividend on NYSE	Wednesday, 12 November 2014
Record date	Friday, 14 November 2014
Approximate date of currency conversion	Friday, 21 November 2014
Approximate payment date of dividend	Monday, 24 November 2014

Assuming an exchange rate of R10.61/$1, the dividend payable on an ADS is equivalent to 1.6 US cents for shareholders liable to pay the dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

LOOKING AHEAD
Testwork on the FFG circuits will continue until at least the end of Q2 FY2015. The results will inform the rate of build-up of material passing through both the High and Low Grade Sections to full capacity.

In order to take full advantage of our considerable infrastructure we are actively setting our sights on extending the reach of Ergo either through co-operation or acquisition. This year we started to process higher grade materials sourced over the fence by an independent operator. We will continue to entertain this model to optimise our reach and supplement our resource.

We are also keen to establish, by a continued focus on research and testwork, the new opportunities offered by a successful FFG layout.

Niël Pretorius
Chief executive officer
2 September 2014

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Quarter Jun 2014 Rm Unaudited	Quarter Mar 2014 Rm Unaudited	Quarter Jun 2013 Rm Restated Unaudited	12 months to 30 Jun 2014 Rm Reviewed	12 months to 30 Jun 2013 Rm Restated Unaudited
Gold and silver revenue		447.4	427.4	438.1	1 809.4	2 076.5
Net operating costs		(394.8)	(376.1)	(341.9)	(1 549.4)	(1 397.2)
Cash operating costs		(402.5)	(387.5)	(372.5)	(1 540.6)	(1 414.9)
Movement in gold in process		7.7	11.4	30.6	(8.8)	17.7
Operating profit		52.6	51.3	96.2	260.0	679.3
Depreciation		(38.9)	(47.9)	(41.0)	(160.0)	(143.8)
Movement in provision for environmental rehabilitation	7	94.7	(2.6)	30.0	86.6	(15.3)
Environmental rehabilitation costs		(0.7)	(7.8)	(4.2)	(30.0)	(45.4)
Retrenchment costs		(1.0)	(3.3)	–	(6.7)	(0.6)
Care-and-maintenance costs		(3.0)	(3.7)	0.9	(15.4)	(20.3)
Other operating expenses		(9.0)	(2.6)	(9.2)	(12.3)	(16.8)
Gross profit/(loss) from operating activities		94.7	(16.6)	72.7	122.2	437.1
Impairments	2, 3	(51.3)	–	(187.9)	(56.6)	(187.9)
Share of losses of equity accounted investments	2	(0.3)	–	(50.1)	(0.3)	(50.1)
Corporate and administration expenses	2	(19.1)	(14.2)	(18.5)	(75.9)	(79.4)
Share-based payments		(1.4)	(1.1)	(1.2)	(3.3)	(4.5)
Profit on disposal of assets		1.0	–	8.1	1.0	19.3
Net finance (expense)/income		(4.3)	(8.6)	(23.9)	(24.3)	24.0
Profit/(loss) before taxation	2	19.3	(40.5)	(200.8)	(37.2)	158.5
Taxation	2	(11.4)	4.5	0.2	(17.5)	(60.9)
Profit/ (loss) after taxation	2	7.9	(36.0)	(200.6)	(54.7)	97.6
Attributable to:						
Equity owners of the parent	2	(3.8)	(24.7)	(180.8)	(45.8)	49.4
Non-controlling interest	2	11.7	(11.3)	(19.8)	(8.9)	48.2
		7.9	(36.0)	(200.6)	(54.7)	97.6
Other comprehensive income, net of deferred tax						
Items that are or may be reclassified to profit or loss:						
Foreign exchange translation and other		–	–	2.1	–	9.1
Reclassification of fair value adjustment on available-for-sale investments to profit or loss		–	–	101.3	–	101.3
Fair value adjustment of available-for-sale investments		(55.4)	3.8	(23.4)	(51.6)	(66.7)
Total comprehensive income for the period		(47.5)	(32.2)	(120.6)	(106.3)	141.3
Attributable to:						
Equity owners of the parent	2	(57.4)	(20.9)	(101.8)	(95.6)	92.1
Non-controlling interest	2	9.9	(11.3)	(18.8)	(10.7)	49.2
		(47.5)	(32.2)	(120.6)	(106.3)	141.3
Reconciliation of headline earnings						
Net (loss)/profit		(3.8)	(24.7)	(180.8)	(45.8)	49.4
Adjusted for:						
– Impairments		51.3	–	187.9	56.6	187.9
– Share of losses on equity accounted investments (impairments)		0.3	–	50.1	0.3	50.1
– Profit on disposal of assets		(1.0)	–	(8.1)	(1.0)	(19.3)
– Profit on disposal of associate		(2.5)	–	–	(2.5)	–
– Non-controlling interest in headline earnings adjustment		(3.6)	–	(13.8)	(3.6)	(12.2)
– Taxation thereon		(3.3)	–	(7.6)	(3.3)	(6.5)
Headline earnings/(loss)		37.4	(24.7)	27.7	0.7	249.4
Headline earnings/(loss) per share – cents	2	10	(7)	7	–	66
Basic (loss)/earnings per share – cents	2	(1)	(7)	(48)	(12)	13
Diluted headline earnings/(loss) per share – cents	2	10	(7)	7	–	66
Diluted basic (loss)/earnings per share – cents	2	(1)	(7)	(48)	(12)	13
Calculated on the weighted average ordinary shares issued of :		379 228 208	379 228 208	379 178 208	379 209 441	379 178 208

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As at 30 Jun 2014 Rm Reviewed	As at 31 Mar 2014 Rm Restated Unaudited	As at 30 Jun 2013 Rm Restated Unaudited
Assets				
Non-current assets		**1 970.3**	2 096.7	2 064.7
Property, plant and equipment	3	**1 755.5**	1 778.6	1 756.3
Equity accounted investments	2	**–**	0.3	0.3
Non-current investments and other assets	2, 3, 8	**36.9**	129.0	130.2
Environmental rehabilitation trust funds and investments	2, 4	**176.5**	187.3	175.0
Deferred tax asset		**1.4**	1.5	2.9
Current assets		**470.4**	460.9	604.3
Inventories		**147.2**	141.3	138.8
Trade and other receivables	2	**99.5**	108.5	82.7
Tax receivable		**5.9**	4.4	6.1
Cash and cash equivalents	2	**208.9**	206.7	376.7
Assets held for sale	6	**8.9**	–	–
Total assets		**2 440.7**	2 557.6	2 669.0
Equity and liabilities				
Equity		**1 481.2**	1 528.7	1 643.7
Equity of the owners of the parent	2	**1 249.1**	1 305.6	1 400.9
Non-controlling interest	2	**232.1**	223.1	242.8
Non-current liabilities		**652.0**	742.3	782.7
Loans and borrowings	5	**75.5**	75.5	143.3
Post-retirement and other employee benefits		**9.3**	9.9	8.7
Provision for environmental rehabilitation	7	**451.2**	551.5	524.3
Deferred tax liability	2	**116.0**	105.4	106.4
Current liabilities		**307.5**	286.6	242.6
Trade and other payables	2	**211.8**	212.1	217.3
Post retirement and other employee benefits		**2.0**	2.0	1.0
Loans and borrowings	5	**73.2**	72.5	24.3
Liabilities held for sale	6	**20.5**	–	–
Total equity and liabilities		**2 440.7**	2 557.6	2 669.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	Quarter Jun 2014 Rm Unaudited	Quarter Mar 2014 Rm Unaudited	Quarter Jun 2013 Rm Restated Unaudited	12 months to 30 Jun 2014 Rm Reviewed	12 months to 30 Jun 2013 Rm Restated Unaudited
Net cash inflow from operations		**19.3**	39.3	77.5	**80.7**	502.3
Net cash outflow from investing activities		**(17.4)**	(31.4)	(109.6)	**(171.9)**	(429.4)
Net cash in/(outflow) from financing activities		**0.3**	(0.6)	(1.1)	**(76.6)**	5.7
Loans and other		**0.3**	(0.6)	(1.1)	**(20.8)**	132.9
Treasury shares/share options acquired		**–**	–	–	**(2.7)**	(24.1)
Dividends paid to owners of the parent		**–**	–	–	**(53.1)**	(91.0)
Dividends paid to non-controlling interest holders		**–**	–	–	**–**	(12.1)
Increase/(decrease) in cash and cash equivalents		**2.2**	7.3	(33.2)	**(167.8)**	78.6
Foreign exchange movement		**–**	–	0.1	**–**	0.1
Cash and cash equivalents at the beginning of the period	2	**206.7**	199.4	409.8	**376.7**	298.0
Cash and cash equivalents at the end of the period	2	**208.9**	206.7	376.7	**208.9**	376.7
Reconciliation of net cash inflow from operations						
Profit/(loss) before taxation	2	**19.3**	(40.5)	(200.8)	**(37.2)**	158.5
Adjusted for:						
Movement in gold in process		**(7.7)**	(11.4)	(30.6)	**8.8**	(17.7)
Depreciation and impairment	2	**90.2**	47.9	228.9	**216.6**	331.7
Share of losses of equity accounted investments	2	**0.3**	–	50.1	**0.3**	50.1
Movement in provision for environmental rehabilitation	7	**(94.7)**	2.6	(30.0)	**(86.6)**	15.3
Share-based payments		**1.4**	1.1	1.2	**3.3**	4.5
Profit on disposal of assets		**(1.0)**	–	(8.1)	**(1.0)**	(19.3)
Profit on the sale of associate		**(2.5)**	–	–	**(2.5)**	–
Finance expense and unwinding of provisions		**10.5**	9.2	31.9	**38.0**	33.5
Growth in environmental trust funds		**(1.2)**	(1.2)	(1.4)	**(4.6)**	(5.6)
Other non-cash items		**(3.9)**	(1.3)	10.6	**(8.8)**	3.1
Taxation paid		**(4.2)**	–	(5.8)	**(6.2)**	4.2
Working capital changes	2	**12.8**	32.9	31.5	**(39.4)**	(56.0)
Net cash inflow from operations		**19.3**	39.3	77.5	**80.7**	502.3

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	Quarter Jun 2014 Rm Unaudited	Quarter Mar 2014 Rm Restated Unaudited	Quarter Jun 2013 Rm Restated Unaudited	12 months to 30 Jun 2014 Rm Reviewed	12 months to 30 Jun 2013 Rm Restated Unaudited
Balance at the beginning of the period	2	**1 528.7**	1 561.4	1 763.7	**1 643.7**	1 631.8
Share issue expenses		**(0.1)**	(0.6)	–	**(1.1)**	(0.2)
Increase in share-based payment reserve		**0.1**	0.1	0.3	**0.5**	1.2
(Loss)/profit attributable to equity owners of the parent	2	**(3.8)**	(24.7)	(180.8)	**(45.8)**	49.4
Profit/(loss) attributable to non-controlling interest	2	**11.7**	(11.3)	(19.8)	**(8.9)**	48.2
Dividends paid on ordinary share capital		**–**	–	–	**(53.1)**	(91.0)
Dividends paid to non-controlling interest		**–**	–	–	**–**	(15.7)
Treasury shares disposed		**–**	–	0.3	**0.2**	0.4
Fair value adjustment on available-for-sale investments		**(55.4)**	3.8	(23.4)	**(51.6)**	(66.7)
Reclassification of fair value adjustment on available-for-sale investments to profit or loss		**–**	–	101.3	**–**	101.3
Foreign exchange translation and other		**–**	–	2.1	**–**	9.1
Share Option Scheme buy-out		**–**	–	–	**(2.7)**	(24.1)
Balance at the end of the period		**1 481.2**	1 528.7	1 643.7	**1 481.2**	1 643.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Board (refer note 2).

The condensed consolidated financial statements of DRDGOLD Limited for the year ended 30 June 2014 have been reviewed by Mr J Le Roux of KPMG Inc, the group's auditor. In their review report dated 2 September 2014, which is available for inspection at the Company's Registered Office, KPMG Inc state that their review was conducted in accordance with the International Standard of Review Engagements 2410, Review of Interim Information Performed by the Independent Auditor of the Entity, which applies to a review of consolidated preliminary financial information, and have expressed an unmodified conclusion on the condensed consolidated financial statements.

2. RESTATEMENTS

2.1 Changes in accounting policies

i) The Group has adopted the new standard IFRS11 – Joint Arrangements. The Group previously applied proportionate consolidation for investment in joint arrangements and applied equity accounting from 1 July 2013.

ii) The Group has adopted IFRS 10 Consolidated Financial Statements. The Group previously consolidated the Guardrisk Cell Captive as a special purpose entity ("SPE") on a line by line basis. Effective from 1 July 2013, the Guardrisk Cell Captive is not considered to be controlled by the Group and is therefore not consolidated. The Group is considered to have a right to the funds held in the Guardrisk Cell Captive and therefore recognised a reimbursive right to these funds in the hands of Ergo under IFRIC 5 Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.

2.2 Impact of applying IFRS 10 on the quarterly results

The impact of the adoption of IFRS 10 (refer to 2.1 ii – above) on the current and comparative periods was not quantified or reported on in the quarterly financial statements for the three quarters preceding the quarter ended 30 June 2014.

The results for the comparative periods of the quarter and year ended 30 June 2013 and the quarter ended 31 March 2014 as well as the statement of financial position at these dates have been restated with the effects of IFRS 10, IFRIC 5 and IFRS 11 where relevant.

IMPACT OF RESTATEMENTS ON THE YEAR ENDED 30 JUNE 2013:

Adjustments to the condensed consolidated statement of profit or loss and other comprehensive income	Year ended 30 June 2013 as stated previously Audited Rm	IFRS 10 and IFRIC 5 Unaudited Rm	IFRS 11 Unaudited Rm	Year ended 30 June 2013 Restated Unaudited Rm
Impairments	(238.0)	–	50.1	(187.9)
Corporate and administrative expenses	(92.9)	13.5	–	(79.4)
Share of losses of equity accounted investments	–	–	(50.1)	(50.1)
Profit before taxation	145.0	13.5	–	158.5
Taxation	(44.9)	(16.0)	–	(60.9)
Profit after taxation	100.1	(2.5)	–	97.6
Profit/(loss) after taxation attributable to:				
Equity owners of the parent	59.2	(9.8)	–	49.4
Non-controlling interest	40.9	7.3	–	48.2
Total comprehensive income for the period attributable to:				
Equity owners of the parent	101.9	(9.8)	–	92.1
Non controlling interest	41.9	7.3	–	49.2
Adjustments to the condensed consolidated statement of financial position				
Environmental rehabilitation trust funds and investments	177.0	(2.0)	–	175.0
Non-current investments and other assets	130.1	0.1	–	130.2
Equity accounted investments	–	–	0.3	0.3
Cash and cash equivalents	377.2	–	(0.5)	376.7
Deferred tax liability	100.7	5.7	–	106.4
Trade and other payables*	220.5	(3.0)	(0.2)	217.3
Equity of the owners of the parent	1 427.0	(26.1)	–	1 400.9
Non-controlling interest	221.3	21.5	–	242.8
Adjustments to the condensed consolidated statement of cash flows				
Increase in cash and cash equivalents	78.6	–	–	78.6
Cash and cash equivalents at the beginning of the period	298.5	–	(0.5)	298.0
Foreign exchange movements	0.1	–	–	0.1
Cash and cash equivalents at the end of the period	377.2	–	(0.5)	376.7
Profit before taxation	145.0	13.5	–	158.5
Adjusted for				
Depreciation and impairment	381.8	–	(50.1)	331.7
Share of losses of equity accounted investments	–	–	50.1	50.1
Working capital changes	(42.5)	(13.5)	–	(56.0)
Adjustment to basic earnings per share				
Basic earnings	59.2	(9.8)	–	49.4
Basic earnings per share – cents	16	(3)	–	13
Diluted basic earnings per share – cents	16	(3)	–	13
Adjustment to headline earnings per share				
Headline earnings	259.2	(9.8)	–	249.4
Headline earnings per share – cents	68	(2)	–	66
Diluted headline earnings per share – cents	68	(2)	–	66

2. CHANGES IN ACCOUNTING POLICIES (CONTINUED)

IMPACT OF RESTATEMENTS ON THE QUARTER ENDED 30 JUNE 2013

Adjustments to the condensed consolidated statement of profit or loss and other comprehensive income	Quarter ended 30 June 2013 as stated previously Unaudited Rm	IFRS 10 and IFRIC 5 Unaudited Rm	IFRS 11 Unaudited Rm	Quarter ended 30 June 2013 Restated Unaudited Rm
Impairments	(238.0)	–	50.1	(187.9)
Corporate and administration expenses	(19.1)	0.6	–	(18.5)
Share of losses of equity accounted investments	–	–	(50.1)	(50.1)
Loss before taxation	(201.4)	0.6	–	(200.8)
Taxation	3.3	(3.1)	–	0.2
Loss after taxation	(198.1)	(2.5)	–	(200.6)
Profit/(loss) after taxation attributed to:				
Equity owners of the parent	(174.5)	(6.3)	–	(180.8)
Non controlling interest	(23.6)	3.8	–	(19.8)
Total comprehensive income for the year attributable to:				
Equity owners of the parent	(95.5)	(6.3)	–	(101.8)
Non controlling interest	(22.6)	3.8	–	(18.8)
Adjustments to the condensed consolidated statement of cash flows				
Decrease in cash and cash equivalents	(33.2)	–	–	(33.2)
Foreign exchange movement	0.1	–	–	0.1
Cash and cash equivalents at the beginning of the period	410.3	–	(0.5)	409.8
Cash and cash equivalents at the end of the period	377.2	–	(0.5)	376.7
Profit/(loss) before taxation	(201.4)	0.6	–	(200.8)
Adjusted for				
Depreciation and impairments	279.0	–	(50.1)	228.9
Share of losses on equity accounted investments	–	–	50.1	50.1
Working capital changes	32.1	(0.6)	–	31.5
Adjustment to basic earnings per share				
Basic loss	(174.5)	(6.3)	–	(180.8)
Basic loss per share – cents	(46)	(2)	–	(48)
Diluted basic loss per share – cents	(46)	(2)	–	(48)
Adjustment to headline earnings per share				
Headline earnings	34.0	(6.3)	–	27.7
Headline earnings per share – cents	9	(2)	–	7
Diluted headline earnings per share – cents	9	(2)	–	7

IMPACT OF RESTATEMENTS ON THE QUARTER ENDED 31 MARCH 2014

Adjustments to the condensed consolidated statement of financial position	Quarter ended 31 March 2014 as stated previously Unaudited Rm	IFRS 10 and IFRIC 5 Unaudited Rm	Quarter ended 31 March 2014 Restated Unaudited Rm
Environmental rehabilitation trust funds and investments	186.5	0.8	187.3
Non-current investments and other assets	128.9	0.1	129.0
Trade and other receivables*	108.9	(0.4)	108.5
Deferred tax liability	99.4	6.0	105.4
Trade and other payables*	212.5	(0.4)	212.1
Equity of the owners of the parent	1 333.0	(27.4)	1 305.6
Non-controlling interest	200.8	22.3	223.1

* *Trade and other receivables exclude tax receivable and trade and other payables exclude post retirement and other employee benefits that were previously reported under one caption respectively.*

3. IMPAIRMENTS

The Group recorded an impairment of R56.6 million for the year consisting of:
– R5.3 million against the investment in Village Main Reef Limited.
– R12.4 million against property plant and equipment.
– R2.7 million impairment reversal against the investment in West Wits Mining South Africa Proprietary Limited.
– R1.4 million against the investment in West Wits Mining Limited
– R40.2 million against the investment in Rand Refinery Proprietary Limited (refer below).

Impairment of Rand Refinery Proprietary Limited ("Rand Refinery")
Following the adoption of a new Enterprise Resource Planning ("ERP") system in 2013, Rand Refinery experienced implementation difficulties which led to a difference between the actual inventory and the accounting records of approximately 87 000oz of gold. Due to the uncertainty around Rand Refinery's inventory and the time it is taking to resolve this matter, the Group has assumed that the 87 000oz gold shortfall will not be recovered. Management therefore estimated the fair value of the investment in Rand Refinery to be zero. The accumulated fair value adjustments recognised in

Other Comprehensive Income has been reversed and the initial cost of the investment has been recognised as an impairment in profit and loss for the period.

4. ENVIRONMENTAL REHABILITATION TRUST FUNDS AND INVESTMENTS
Included in environmental rehabilitation trust funds and investments is restricted cash of R13.5 million.

5. LOANS AND BORROWINGS
Included in loans and borrowings is a Domestic Medium Term Note Programme ("DMTN Programme") under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg Inter–bank Acceptance Rate (JIBAR) rate (5.725% as at 30 June 2014) plus a margin ranging from 4% to 5% per annum.

On 3 July 2014, DRDGOLD repaid the amount of R69.5 million.

6. ASSETS AND LIABILITIES HELD FOR SALE
In June 2014 management was committed to a plan to sell the underground mining and prospecting rights held by ERPM including the related liabilities. Accordingly these assets and liabilities is presented as a disposal group held for sale. The fulfilment of the conditions precedent associated with regulatory approvals is expected within 12 to 18 months (refer to note 9).

7. MOVEMENT IN PROVISION FOR ENVIRONMENTAL REHABILITATION
An amount of R86.6 million was credited to the statement of profit or loss resulting from a decrease in the estimated cost to rehabilitate. This is based on the implementation of a different technique to vegetate the Crown complex as well as the increased use of "grey water" in rehabilitation. An updated survey also resulted in the decrease of the area to be vegetated.

8 ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The different classes of assets measured at fair value (all available-for-sale financial assets), the movements in each class, as well as the respective level of the fair value hierarchy under which it falls is outlined in the table below:

	LEVEL 1			LEVEL 2		LEVEL 3			
	Investment in Village Main Reef Limited	Investment in West Wits Mining Limited		Investment in Village Main Reef Limited		Rand Refinery Proprietary Limited			
	65 714 286 Unemcumbered shares	38 250 000 Unemcumbered shares	Total	20 000 000 Shares held in escrow	Total	44 348 Unemcumbered shares	Other	Total	Total
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Balance at beginning of the year	29 571	–	29 571	4 500	4 500	93 320	164	93 484	127 555
Acquired during the year	–	5 246	5 246	–	–	–	7	7	5 253
Gain/(loss) on fair value adjustment	1 315	–	1 315	200	200	(53 140)	–	(53 140)	(51 625)
Impairment	(4 600)	(1 435)	(6 035)	(700)	(700)	(40 180)	–	(40 180)	(46 915)
Transfers between levels in the fair value hierarchy	–	–	–	–	–	–	–	–	–
Balance at end of year	26 286	3 811	30 097	4 000	4 000	–	171	171	34 268

The group applied the following valuation methodologies in the measurement of the fair value of each of the above classes:

Level 1: The fair value of listed investments is determined by reference to published price quotations from recognised securities exchanges and is translated at the spot exchange rate obtained from a recognised financial institution as at measurement date.

Level 2: The fair value of listed investments is determined by reference to the valuation methodology outlined in Level 1 above and is adjusted with a discount factor associated with the characteristics of the instrument.

Level 3: The fair value of unlisted investments is based on directors' valuations which are made using the net asset value of the investee. Other market data is also considered.

The group applied the following inputs in the measurement of the fair value of each of the above classes

Quoted price per share				
ZAR (c)	40	–		40
AUD (c)	–	1		–
Exchange rate				
ZAR:AUD	–	9.96411		–
Discount rate	–	–		50%
Other inputs				Refer to Note 3

9. SUBSEQUENT EVENTS
On 25 July 2014, DRDGOLD announced that its subsidiaries EMO and ERPM collectively had entered into an agreement to dispose of the underground mining and prospecting rights held by ERPM, and certain other assets on the related mining areas, for an agreed consideration of R220 million and subject to various suspensive conditions.

ERGO KEY OPERATING AND FINANCIAL RESULTS (Unaudited)#

Ore milled ('000t) (metric) (imperial)	**Jun 2014 Qtr**	**6 131**	**6 758**
	Mar 2014 Qtr	5 823	6 418
	Jun 2014 Ytd	23 908	26 351
Yield (g/t) (oz/t) (metric) (imperial)	**Jun 2014 Qtr**	**0.173**	**0.005**
	Mar 2014 Qtr	0.161	0.005
	Jun 2014 Ytd	0.173	0.005
Gold produced (kg) (oz) (metric) (imperial)	**Jun 2014 Qtr**	**1 062**	**34 143**
	Mar 2014 Qtr	937	30 126
	Jun 2014 Ytd	4 134	132 909
Cash operating costs (ZAR/kg) (US$/oz)	**Jun 2014 Qtr**	**379 039**	**1 120**
	Mar 2014 Qtr	413 562	1 185
	Jun 2014 Ytd	372 671	1 118
Cash operating costs (ZAR/t) (US$/t)	**Jun 2014 Qtr**	**66**	**6**
	Mar 2014 Qtr	67	6
	Jun 2014 Ytd	64	6
Gold and silver revenue (ZAR million) (US$ million)	**Jun 2014 Qtr**	**447.4**	**42.5**
	Mar 2014 Qtr	427.4	39.1
	Jun 2014 Ytd	1 809.4	174.5
Operating profit (ZAR million) (US$ million)	**Jun 2014 Qtr**	**52.6**	**5.0**
	Mar 2014 Qtr	51.3	4.6
	Jun 2014 Ytd	260.0	25.1
Profit/(loss) before taxation (ZAR million)(US$ million)*	**Jun 2014 Qtr**	**43.3**	**4.2**
	Mar 2014 Qtr	(50.2)	(4.8)
	Jun 2014 Ytd	(27.3)	(2.6)
Capital expenditure (ZAR million) (US$ million)	**Jun 2014 Qtr**	**20.2**	**1.9**
	Mar 2014 Qtr	28.8	2.5
	Jun 2014 Ytd	156.7	15.1

* Note – The difference between the loss before tax on the statement of profit or loss and other comprehensive income relates to corporate head office and other reconciling items

\# Note – The group only has one operating segment – Ergo



ALL-IN SUSTAINING COSTS RECONCILIATION (Unaudited)

R million unless otherwise stated		
Net operating costs	**Jun 2014 Qtr**	**394.8**
	Mar 2014 Qtr	376.1
	Jun 2014 Ytd	1 549.4
Corporate, administration and other expenses	**Jun 2014 Qtr**	**28.7**
	Mar 2014 Qtr	17.9
	Jun 2014 Ytd	90.6
Rehabilitation and remediation (accretion and amortisation)	**Jun 2014 Qtr**	**(84.2)**
	Mar 2014 Qtr	11.8
	Jun 2014 Ytd	(48.5)
Capital expenditure (sustaining)	**Jun 2014 Qtr**	**20.4**
	Mar 2014 Qtr	28.6
	Jun 2014 Ytd	68.3
All-in sustaining costs*	**Jun 2014 Qtr**	**359.7**
	Mar 2014 Qtr	434.4
	Jun 2014 Ytd	1 659.8
Retrenchment costs	**Jun 2014 Qtr**	**1.0**
	Mar 2014 Qtr	3.3
	Jun 2014 Ytd	6.7
Rehabilitation and remediation	**Jun 2014 Qtr**	**0.7**
	Mar 2014 Qtr	7.8
	Jun 2014 Ytd	30.0
Care-and-maintenance costs	**Jun 2014 Qtr**	**3.0**
	Mar 2014 Qtr	3.7
	Jun 2014 Ytd	15.4
Capital expenditure (non-sustaining)	**Jun 2014 Qtr**	**(0.2)**
	Mar 2014 Qtr	0.1
	Jun 2014 Ytd	91.8
All-in costs*	**Jun 2014 Qtr**	**364.2**
	Mar 2014 Qtr	449.3
	Jun 2014 Ytd	1 803.7
All-in sustaining costs (R/kg)	**Jun 2014 Qtr**	**339 315**
	Mar 2014 Qtr	463 823
	Jun 2014 Ytd	401 691
All-in sustaining costs (US$/oz)	**Jun 2014 Qtr**	**999**
	Mar 2014 Qtr	1 327
	Jun 2014 Ytd	1 205
All-in costs (R/kg)	**Jun 2014 Qtr**	**343 618**
	Mar 2014 Qtr	479 637
	Jun 2014 Ytd	436 503
All-in costs (US$/oz)	**Jun 2014 Qtr**	**1 010**
	Mar 2014 Qtr	1 365
	Jun 2014 Ytd	1 309

* All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013



FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2013, which we filed with the United States Securities and Exchange Commission on 25 October 2013 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD's auditors.

RESULTS

The condensed consolidated financial statements of DRDGOLD Limited for the year ended 30 June 2014 are available on the DRDGOLD Limited website as well as at the Company's registered office.



DRDGOLD LIMITED

DIRECTORS (*British)(American)**

Executives: DJ Pretorius *(Chief executive officer)*

AT Meyer *(Acting chief financial officer)*

Independent non-executives: GC Campbell* *(Non-executive chairman)*

J Holtzhausen, RP Hume, EA Jeneker, J Turk**

Company secretary: TJ Gwebu

FOR FURTHER INFORMATION. CONTACT NIËL PRETORIUS AT:

Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618

Website: http://www.drdgold.com • Quadrum Office Park • Building 1

50 Constantia Boulevard • Constantia Kloof Ext 28 • South Africa

PO Box 390 • Maraisburg • 1700 • South Africa